Exhibit 99.1

Huize Reports Second Quarter 2023 Unaudited Financial Results and Revises Upward Full Year Non-GAAP Net Profit Guidance

SHENZHEN, China, August 15, 2023 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial and Operational Highlights

•

Ongoing robust growth in premiums: Gross Written Premiums (“GWP”) facilitated on our platform increased by 58.0% year-over-year to RMB1,377.7 million. First-year premiums (“FYP”) facilitated increased by 85.2% year-over-year to RMB897.9 million. Growth in GWP and FYP was primarily driven by our high-quality customer base, high persistency rates, and the market-leading products we have co-developed with insurer partners for long-term life and health insurance.

•

Further improvement in cost-efficiency and sustainable profitability: Operating expense-to-revenue ratio improved substantially, decreasing by 16.2 percentage points year-over-year to 31.6%. Net profit in the second quarter of 2023 was RMB14.1 million (US$1.9 million). Non-GAAP net profit was RMB19.0 million, representing our third consecutive quarter of profitability.

•

Cumulative number of insurance clients served increased to approximately 8.9 million as of June 30, 2023. We cooperate with 110 insurer partners, including 68 life & health insurance companies and 42 property & casualty insurance companies, as of June 30, 2023.

•	As of June 30, 2023, cash and cash equivalents were RMB247.6 million (US$34.1 million).

Mr. Cunjun Ma, Founder and CEO of Huize, commented, “We are pleased to report another solid quarter with GWP, FYP, and total revenue all growing in the double-digits year-over-year. This quarter also marks the third consecutive quarter of profitability, with net profit of RMB14.1 million and non-GAAP net profit of RMB19.0 million. Our robust business performance reflects our continued success in attracting high-quality customers in higher-tier cities, market-leading position in long-term insurance products, and the empowerment of our independent insurance agents by our open platform. With the gradual recovery of the macro economy, we are revising non-GAAP net profit guidance for the full year 2023 upwards to RMB60 million from RMB50 million.”

“During the period, we continued to optimize our product offerings by working with leading insurance companies to develop more customized and cost-effective products for our customers. In August, we further extended the partnership with China Pacific Insurance with our inaugural customized product launch in the Hong Kong market – the launch of ‘Jin Man Yi Zu Multi-Currency’ to facilitate ‘underwriting in Hong Kong and retirement in the Mainland’ for Hong Kong customers, representing a milestone in the development of cross-boundary insurance services in the Greater Bay Area.”

“In the second quarter of 2023, we continued to deepen the O2O integration of our insurance service ecosystem, which continued to yield encouraging results. Within the ‘To-A’ segment, we kept exploring new technology and we have empowered independent agents with sophisticated intelligent tools. FYP facilitated by the ‘To-A’ business during the quarter more than doubled sequentially to RMB156.4 million. In the ‘To-C’ segment, we remained committed to our “customer-centric” approach and continued to fine-tune our operations to better recognize client needs and risks, and provide targeted product and service matching for various customer segments. This contributed to a 43.2% year-over-year increase in the average FYP ticket size during the quarter for long-term savings products, amounting to approximately RMB63,000. Moving forward, we will continue to strengthen the integration of our O2O ecosystem to further enhance the customer experience. Our goal is to reinforce our position as a leading digital insurance product and service platform leveraging our deep industry expertise and cutting-edge technology to drive high-quality growth and create long-term sustainable shareholder value.”

Second Quarter 2023 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB1,377.7 million (US$190.0 million) in the second quarter of 2023, an increase of 58.0% from RMB871.8 million in the same period of 2022. Within GWP, FYP accounted for RMB897.9 million (or 65.2% of total GWP), an increase of 85.2% year-over-year. Renewal premiums accounted for RMB479.8 million (or 34.8% of total GWP), an increase of 24.0% year-over-year.

Operating revenue was RMB368.2 million (US$50.8 million) in the second quarter of 2023, an increase of 48.3% from RMB248.2 million in the same period of 2022. The increase was primarily driven by the increase in FYP facilitated on our platform.

Operating costs

Operating costs were RMB243.6 million (US$33.6 million) in the second quarter of 2023, representing an increase of 40.2% from RMB173.7 million in the same period of 2022. Operating costs grew at a slower pace than operating revenue, primarily due to a reduction in personnel costs.

Operating expenses

Selling expenses were RMB57.3 million (US$7.9 million) in the second quarter of 2023, a decrease of 3.7% from RMB59.5 million in the same period of 2022, primarily due to a decrease in salaries and employment benefits.

General and administrative expenses were RMB37.1 million (US$5.1 million) in the second quarter of 2023, an increase of 6.8% from RMB34.7 million in the same period of 2022, mainly due to an increase in salaries and employment benefits and share-based compensation expenses, partly offset by a reduction in rental and utilities expenses.

Research and development expenses were RMB22.0 million (US$3.0 million) in the second quarter of 2023, a decrease of 9.5% from RMB24.3 million in the same period of 2022, primarily due to a decrease in technology service fee.

Net profit and Non-GAAP net profit for the period

Net profit in the second quarter of 2023 was RMB14.1 million (US$1.9 million), compared with a net loss of RMB39.4 million in the same period of 2022.

Non-GAAP net profit was RMB19.0 million (US$2.6 million) in the second quarter of 2023, compared with a non-GAAP net loss of RMB37.5 million in the same period of 2022.

Cash and cash equivalents

As of June 30, 2023, the combined balance of the Company’s cash and cash equivalents amounted to RMB247.6 million (US$34.1 million), compared to RMB277.2 million as of December 31, 2022.

Share Repurchase Program

Year to date as of June 30, 2023, the Company had purchased an aggregate of 1,032,242 ADSs for a total amount of approximately US$1.3 million under its share repurchase program.

Business Outlook

Based on the Company’s preliminary assessment of current market conditions and the better-than-expected results in the first half of 2023, Huize is revising its outlook for non-GAAP net profit attributable to shareholders upwards from RMB50 million to not less than RMB60 million in 2023. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change as a result of various market uncertainties.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. Eastern Time on Tuesday, August 15, 2023 (8:00 P.M. Beijing/Hong Kong Time on Tuesday, August 15, 2023). Details for the conference call are as follows:

Event Title: Huize Holding Limited’s Second Quarter 2023 Earnings Conference Call

Registration Link: https://register.vevent.com/register/BIe4d1aa6eb01b4bf09905d6c0f1ecee4c

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting, and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen

In China

Ms. Crystal Lai

Phone: +852 2117 0861

Email: crystal.lai@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of June 30
	2022	2023
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	277,168	247,609	34,147
Restricted cash	98,917	99,263	13,689
Contract assets, net of allowance for doubtful accounts	49,888	26,611	3,670
Accounts receivables, net of allowance for impairment	250,667	284,094	39,176
Insurance premium receivables	1,792	2,077	286
Amounts due from related parties	489	320	44
Deferred costs	—	3,347	462
Prepaid expense and other receivables	71,818	98,261	13,551

Total current assets	750,739	761,582	105,025

Non-current assets
Contract assets, net of allowance for doubtful accounts	6,634	6,354	876
Property, plant and equipment, net	38,518	30,193	4,164
Intangible assets, net	53,498	49,285	6,797
Long-term investments	77,305	75,559	10,420
Operating lease right-of-use assets	162,180	126,493	17,444
Goodwill	461	461	64
Other assets	279	3,279	452

Total non-current assets	338,875	291,624	40,217

Total assets	1,089,614	1,053,206	145,242

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings	150,000	30,200	4,165
Accounts payable	262,266	290,718	40,092
Insurance premium payables	27,567	44,255	6,103
Contract liabilities	4,034	4,599	634
Other payables and accrued expenses	58,251	57,981	7,996
Payroll and welfare payable	43,938	86,975	11,994
Income taxes payable	2,440	2,440	336
Operating lease liabilities	10,075	16,888	2,329
Amount due to related parties	495	1,475	203

Total current liabilities	559,066	535,531	73,852

Non-current liabilities
Deferred tax liabilities	12,491	11,408	1,573
Operating lease liabilities	176,032	136,050	18,762
Payroll and welfare payable	—	518	71

Total non-current liabilities	188,523	147,976	20,406

Total liabilities	747,589	683,507	94,258

Commitments and contingencies
Shareholders’ equity
Class A common shares	62	62	9
Class B common shares	10	10	1
Treasury stock	(15,306)	(24,435)	(3,370)
Additional paid-in capital	904,935	905,040	124,811
Accumulated other comprehensive loss	(17,695)	(12,443)	(1,716)
Accumulated deficits	(531,127)	(499,095)	(68,828)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	340,879	369,139	50,907
Non-controlling interests	1,146	560	77

Total shareholders’ equity	342,025	369,699	50,984

Total liabilities and shareholders’ equity	1,089,614	1,053,206	145,242

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	231,802	355,563	49,034	523,620	643,919	88,800
Other income	16,422	12,628	1,741	24,087	23,182	3,197

Total operating revenue	248,224	368,191	50,775	547,707	667,101	91,997

Operating costs and expenses
Cost of revenue	(163,070)	(238,512)	(32,892)	(311,330)	(412,588)	(56,897)
Other cost	(10,643)	(5,051)	(697)	(12,058)	(10,822)	(1,492)

Total operating costs	(173,713)	(243,563)	(33,589)	(323,388)	(423,410)	(58,389)

Selling expenses	(59,537)	(57,343)	(7,908)	(133,455)	(113,622)	(15,669)
General and administrative expenses	(34,730)	(37,081)	(5,114)	(72,988)	(70,610)	(9,738)
Research and development expenses	(24,314)	(22,003)	(3,034)	(47,657)	(40,315)	(5,560)

Total operating costs and expenses	(292,294)	(359,990)	(49,645)	(577,488)	(647,957)	(89,356)

Operating profit/(loss)	(44,070)	8,201	1,130	(29,781)	19,144	2,641

Other income/(expenses)
Interest income/(expenses)	(1,290)	1,011	139	(2,545)	807	111
Unrealized exchange loss	(31)	(79)	(11)	(45)	(208)	(29)
Investment income/(loss)	357	(774)	(107)	(1,782)	(315)	(43)
Others, net	5,271	5,691	785	6,722	13,012	1,794

Profit/(loss) before income tax, and share of income/(loss) of equity method investee	(39,763)	14,050	1,936	(27,431)	32,440	4,474

Share of loss of equity method investee	(199)	(7)	(1)	(2,640)	(994)	(137)

Net profit/(loss)	(39,962)	14,043	1,935	(30,071)	31,446	4,337

Net loss attributable to non-controlling interests	(585)	(79)	(11)	(1,251)	(586)	(81)

Net profit/(loss) attributable to common shareholders	(39,377)	14,122	1,946	(28,820)	32,032	4,418

Net profit/(loss)	(39,962)	14,043	1,935	(30,071)	31,446	4,337
Foreign currency translation adjustment, net of tax	6,375	5,764	795	5,713	5,252	724
Comprehensive income/(loss)	(33,587)	19,807	2,730	(24,358)	36,698	5,061

Comprehensive loss attributable to non-controlling interests	(585)	(79)	(11)	(1,251)	(586)	(81)

Comprehensive income/(loss) attributable to Huize Holding Limited	(33,002)	19,886	2,741	(23,107)	37,284	5,142

Weighted average number of common shares used in computing net profit per share
Basic and diluted	1,020,237,707	1,004,586,294	1,004,586,294	1,023,005,019	1,008,291,649	1,008,291,649
Net profit/(loss) per share attributable to common shareholders
Basic and diluted	(0.04)	0.01	0.00	(0.03)	0.03	0.00

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Net profit/(loss) attributable to common shareholders	(39,377)	14,122	1,946	(28,820)	32,032	4,418
Share-based compensation expenses	1,920	4,889	674	3,703	5,393	744

Non-GAAP net profit/(loss) attributable to common shareholders	(37,457)	19,011	2,620	(25,117)	37,425	5,162